                                                                  EXHIBIT (A)(7)



         This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated July 20, 1998, and the related Letter of Transmittal and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction, the securities laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of the Purchaser by one or more registered brokers or dealers, licensed under the laws of such jurisdiction, who may be engaged by the Purchaser for such purpose.


                                    NOTICE OF

                           OFFER TO PURCHASE FOR CASH

                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                             NEW WEST EYEWORKS, INC.

                                       AT

                              $13.00 PER SHARE, NET

                                       BY

                              NW ACQUISITION CORP.
                            a Wholly-Owned Subsidiary
                                       of

                        NATIONAL VISION ASSOCIATES, LTD.


         NW Acquisition Corp., a Delaware corporation (the "Purchaser") and a direct, wholly-owned subsidiary of National Vision Associates, Ltd., a Georgia corporation ("Parent"), is offering to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of New West Eyeworks, Inc., a Delaware corporation (the "Company"), at $13.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 20, 1998, and the related Letter of Transmittal (which together, with any amendments or supplements thereto, constitute the "Offer").

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         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
         EASTERN TIME, ON MONDAY, AUGUST 17, 1998, UNLESS EXTENDED (THE
        "EXPIRATION DATE"). SHARES TENDERED PURSUANT TO THE OFFER MAY BE
              WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.
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


         The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that would represent at least 51% of the outstanding Shares as determined immediately prior to the consummation of the Offer (the "Minimum Tender Condition") and Parent's receipt of funds from a contemplated financing in an amount sufficient to consummate the transactions contemplated by the Merger Agreement (the "Financing Condition"), which required amount is approximately $77 million, obtaining governmental approvals and the satisfaction of certain other terms and conditions. Parent has received a "highly confident" letter from an investment banking firm with respect to, and has initiated a transaction for, the private placement of its high yield debt securities in an amount that would provide sufficient funds to satisfy the Financing Condition and permit the Purchaser to accept and pay for Shares pursuant to the Offer. If the Purchaser terminates (and does not consummate) the Offer in reliance upon the Financing Condition, then Parent must pay a termination fee to the Company equal to $2.5 million if such termination is on or prior to September 30, 1998, or $3.5 million if such termination occurs thereafter and on or prior to October 14, 1998, in either case plus certain expenses of the Company.

         The Offer is being made pursuant to an Agreement and Plan of Merger dated as of July 13, 1998 (the "Merger Agreement"), among Parent, the Purchaser and the Company pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"). On the effective date of the Merger, each outstanding Share (other than Shares held in the Company's treasury or by any subsidiary of the Company, or owned by Parent, the Purchaser or any other subsidiary of Parent or held by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, without interest. Parent has also entered into an agreement with certain stockholders of the Company (the "Committed Stockholders") pursuant to which each Committed Stockholder has agreed, among other things, to tender in the Offer certain Shares and securities exercisable for or convertible into Shares owned or controlled by such Committed Stockholder. As of July 20, 1998, such Shares of the Committed Stockholders were equal to approximately 40.3% of the Shares on a fully-diluted basis, exclusive of stock options.

         THE BOARD OF DIRECTORS OF THE COMPANY HAS, BY UNANIMOUS VOTE, APPROVED THE OFFER AND THE MERGER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY, AND RECOMMENDS THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

         For purposes of the Offer, the Purchaser will be deemed to have accepted for payment and thereby purchase Shares properly tendered to the Purchaser and not withdrawn as, if, and when the Purchaser gives oral or written notice to Wachovia Bank, N.A. (the "Depositary") of the Purchaser's acceptance for payment of such Shares. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. Payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or timely confirmation of book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in Section 2 of the Offer to Purchase, (b) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees and (c) any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid by the Purchaser on the purchase price of the Shares, regardless of any delay in making such payment.


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


         The term "Expiration Date" means 12:00 Midnight, Eastern Time, on Monday, August 17, 1998, unless and until the Purchaser, subject to the terms of the Merger Agreement, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, shall expire. The Purchaser expressly reserves the right, subject to the terms of the Merger Agreement, at any time or from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares, by giving oral or written notice of such extension to the Depositary. The Purchaser shall not have any obligation to pay interest on the purchase price for tendered Shares if the Purchaser exercises its right to extend the period of time during which the Offer is open. There can be no assurance that the Purchaser will exercise its right to extend the Offer. Any such extension will be followed by a public announcement thereof no later than 9:00 A.M., Eastern Time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of the tendering stockholder to withdraw such stockholder's Shares.

         Except as otherwise provided below, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to 12:00 Midnight, Eastern Time, on Monday, August 17, 1998 (or, if the Purchaser shall have extended the period of time during which the Offer is open, the latest time and date at which the Offer, as so extended by the Purchaser, shall expire) and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after October 14, 1998. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial number shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in Section 2 of the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer as set forth in Section 2 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise must comply with such Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 of the Offer to Purchase at any time prior to the Expiration Date. All questions as to the form and the validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. None of the Purchaser, Parent, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

         The Company has provided to the Purchaser its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed to record holders of the Shares and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholders' list or, if applicable, who are listed as participants in a clearing agency security position listing, for subsequent transmittal to beneficial owners of Shares.

         The information required to be disclosed by Rule 14(d)-6(e)(1)(vii) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

         THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

         Requests for copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Purchaser's expense.

                     THE INFORMATION AGENT FOR THE OFFER IS:

                            GEORGESON & COMPANY, INC.
                                WALL STREET PLAZA
                            NEW YORK, NEW YORK 10005
                 BANKS AND BROKERS CALL COLLECT: (212) 440-9800
                    ALL OTHERS CALL TOLL FREE: 1-800-223-2064

                      THE DEALER MANAGER FOR THE OFFER IS:

                               SCHRODER & CO. INC.
                                EQUITABLE CENTER
                               787 SEVENTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 492-6000





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